SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-2-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 5)1

ESS Technology, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

269151106

(CUSIP Number)

Riley Investment Management LLC

Attn:  Bryant R. Riley

11100 Santa Monica Blvd.

Suite 810

Los Angeles, CA 90025

(310) 966-1445

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 10, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

———————

1  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 269151106	13D	Page 2

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Partners Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 942,677
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 942,677
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 942,677
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%[1]
14	TYPE OF REPORTING PERSON* PN

———————

1

Based on 35,531,323 shares of common stock of ESS Technology, Inc. (the “Issuer”) outstanding at August 2, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 filed with the Securities and Exchange Commission on August 9, 2007.

CUSIP No. 269151106	13D	Page 3

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 942,677[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,585,254[2]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 942,677[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER 1,585,254[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,436,974[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ x]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%[3]
14	TYPE OF REPORTING PERSON* IA

———————

1

Because Riley Investment Management LLC has sole investment and voting power over 942,677 shares of Common Stock held by Riley Investment Partners Master Fund, L.P., Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

2

Riley Investment Management LLC has shared voting and dispositive power over 1,585,254 shares of Common Stock held by its investment advisory clients, 1,494,297 of which are held by an investment advisory accounts indirectly affiliated with Bryant Riley or Riley Investment Partners Master Fund, L.P.  However, Riley Investment Management LLC disclaims beneficial ownership of the non-affiliated shares.

3

Based on 35,531,323 shares of common stock of ESS Technology, Inc. (the “Issuer”) outstanding at August 2, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 filed with the Securities and Exchange Commission on August 9, 2007.

CUSIP No. 269151106	13D	Page 4

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 942,677[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,585,254[2]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 942,677[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER 1,585,254[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,436,974[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [x ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%[3]
14	TYPE OF REPORTING PERSON* IN

———————

1

Because Riley Investment Management LLC has sole voting and investment power over Riley Investment Partners Master Fund, L.P.’s security holdings and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, each of Riley Investment Partners Master Fund, L.P., Riley Investment Management LLC, and Mr. Riley may be deemed to have beneficial ownership of the 942,677 shares of Common Stock held by Riley Investment Partners Master Fund, L.P.

2

Riley Investment Management LLC has shared voting and dispositive power over 1,585,254 shares of Common Stock held by its investment advisory clients, 1,494,297 of which are held by an investment advisory accounts indirectly affiliated with Bryant Riley or Riley Investment Partners Master Fund, L.P. Although Mr. Riley controls Riley Investment Management LLC’s voting and investment decisions for its investment advisory clients, Mr. Riley disclaims beneficial ownership of the non-affiliated shares.

3

Based on 35,531,323 shares of common stock of ESS Technology, Inc. (the “Issuer”) outstanding at August 2, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 filed with the Securities and Exchange Commission on August 9, 2007.

CUSIP No. 269151106	13D	Page 5

Item 5.

Interest in Securities of the Issuer

5(c)  Since the Reporting Persons’ last filing, the transactions in Common Stock set forth on Exhibit A have been effected.

Item 7.

Material to be filed as Exhibits

EXHIBIT A:

Certain Transactions in Common Stock

CUSIP No. 269151106	13D	Page 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 14, 2007

Riley Investment Partners Master Fund, L.P.
By: Riley Investment Management LLC, its General
Partner
By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Member

Riley Investment Management LLC

By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Member

By:	/s/ Bryant R. Riley
Bryant R. Riley

CUSIP No. 269151106	13D	Page 7

Exhibit A

Certain Transactions in Common Stock

Master	Trans Code	Quantity	Price	Trade Date
	BY	8,978	1.56	7/23/2007
	BY	29,637	1.56	7/24/2007
	BY	6,063	1.5544	7/25/2007
	BY	20,109	1.5576	7/26/2007
	BY	47,176	1.5506	7/27/2007
	BY	384,990	1.5122	7/30/2007
	BY	2,306	1.5414	7/31/2007
	SL	(363,281)	1.28	8/8/2007
	BY	172,460	1.28	8/10/2007
	SL	(950,000)	1.28	8/13/2007
	BY	25,597	1.28	8/13/2007

Investment Advisory Clients	Trans Code	Quantity	Price	Trade Date
	BY	678	1.56	7/23/2007
	BY	944	1.56	7/23/2007
	BY	2,239	1.56	7/24/2007
	BY	3,114	1.56	7/24/2007
	BY	458	1.5544	7/25/2007
	BY	637	1.5544	7/25/2007
	BY	1,519	1.5576	7/26/2007
	BY	2,113	1.5576	7/26/2007
	BY	3,565	1.5506	7/27/2007
	BY	4,957	1.5506	7/27/2007
	BY	28,978	1.5122	7/30/2007
	SL	(396,155)	1.51	7/30/2007
	BY	175	1.5414	7/31/2007
	BY	242	1.5414	7/31/2007
	SL	(27,344)	1.28	8/8/2007
	BY	390,625	1.28	8/8/2007
	BY	12,904	1.28	8/10/2007
	BY	19,458	1.28	8/10/2007
	SL	(50,000)	1.28	8/13/2007
	BY	1,000,000	1.28	8/13/2007